Exhibit I
CRUDE CARRIERS CORP. REPORTS ADDITIONAL MANAGEMENT SHARE PURCHASES
ATHENS, Greece, March 30, 2010 — Crude Carriers Corp. (NYSE: CRU), a tanker company focusing on the maritime transportation of crude oil cargoes, announced today that on Thursday, March 25, 2010, the Company’s Chairman and Chief Executive Officer, Mr. Evangelos Marinakis, purchased 5,000 shares of Crude Carriers’ common stock at a cost basis of $16.74 per share.
This purchase has brought the number of shares purchased by Mr. Evangelos Marinakis to a total of 120,000 shares. As previously announced, Mr. Evangelos Marinakis purchased 30,000, 70,000 and 15,000 shares of Crude Carriers’ common stock at a cost basis of $16.22, $16.63 and $16.76 per share, respectively. In addition, on March 22, 2010, the Company’s President, Mr. Ioannis Lazaridis, purchased 5,000 shares of common stock at a cost basis of $16.25 per share and the Company’s Chief Financial Officer, Mr. Jerry Kalogiratos, purchased 3,000 shares of common stock at a cost basis of $16.21 per share.
All transactions were completed on the open market.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a newly formed Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company’s common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:
Company contacts:
Ioannis Lazaridis, President
+30 (210) 4584 950
i.lazaridis@crudecarrierscorp.com
Jerry Kalogiratos, CFO
+30 (210) 4584 950
j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Capital Link, Inc.
230 Park Avenue — Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com